Exhibit 1.1

December 19, 2002

ChampionLyte Asset Acquisition LLC
2999 N.E. 191st Street
Penthouse 2
Aventura, Florida 33180

Re:	Purchase of Series II Convertible Preferred Stock (the “Preferred Stock”) of ChampionLyte Products, Inc. (“ChampionLyte”)

Gentlemen:

     You have previously agreed to a transaction (the “Preferred Stock Sale”) in which U.S. Bancorp (“USB”) will sell all of its shares of the Preferred Stock to ChampionLyte Asset Acquisition LLC (the “Purchaser”) for an aggregate purchase price of $300,000.

     With respect to the Preferred Stock Sale, and as a condition to its consummation, USB and Purchaser agree as follows:

     1.     Representations and Warranties of Purchaser. In connection with the sale and transfer of the shares of Preferred Stock, Purchaser represents and warrants to USB that Purchaser:

(a) is in a financial position to hold the Preferred Stock for an indefinite period of time and is able to bear the economic risk and withstand a complete loss of Purchaser’s investment in the Preferred Stock;

(b) believes that Purchaser, either alone or with the assistance of Purchaser’s own professional advisor, has such knowledge and experience in financial and business matters that Purchaser is capable of reading and interpreting financial statements and evaluating the merits and risks of the investment in the Preferred Stock and has the net worth to undertake those risks;

(c) has obtained, to the extent Purchaser deems necessary, Purchaser’s own professional advice with respect to the risks inherent in the investment in the Preferred Stock, and the suitability of an investment in the Preferred Stock in light of Purchaser’s financial condition and investment needs;

(d) believes that an investment in the Preferred Stock is suitable for the Purchaser based upon Purchaser’s investment objectives and financial needs, and Purchaser has adequate means for providing for Purchaser’s current financial needs and personal contingencies and has no need for liquidity of investment with respect to the Preferred Stock;

(e) has received and thoroughly reviewed copies of all of ChampionLyte’s periodic reports, proxy statements and other filings with the Securities and Exchange

Commission and such press releases and other materials as Purchaser has deemed appropriate;

(f) recognizes that an investment in the Preferred Stock involves a high degree of risk, including, but not limited to, the risk of economic losses from operations of ChampionLyte;

(g) has been advised that the shares of Preferred Stock are (and will continue to be following consummation of the Preferred Stock Sale) “restricted securities,” as that term is defined under the Securities Act of 1933, as amended (the “Securities Act”), and has consulted with Purchaser’s legal advisors to the extent Purchaser has deemed appropriate as to the implications of this fact;

(h) has been advised that USB is selling the shares of Preferred Stock in the Preferred Stock Sale pursuant to exemptions from the registration requirements of applicable federal and state securities laws and that USB’s reliance upon such exemptions is predicated in part on Purchaser’s representations herein;

(i) Purchaser is purchasing the Preferred Stock for Purchaser’s own account and for investment and not with a view to distribution of the Preferred Stock, that the Purchaser has made no agreement with others regarding any of the shares of Preferred Stock and that the Purchaser’s financial condition is such that it is not likely that it will be necessary to dispose of any of the Shares of Preferred Stock in the foreseeable future (Purchaser is aware that, in the view of the Securities and Exchange Commission, a purchase of the shares of Preferred Stock with an intent to distribute by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of the shares of Preferred Stock and for which the shares of Preferred Stock were pledged, would represent an intent inconsistent with the representations set forth above);

(j) realizes that (i) the purchase of the Preferred Stock is a long-term investment; (ii) Purchaser must bear the economic risk of investment for an indefinite period of time because the shares of Preferred Stock will be “restricted securities” and are therefore subject to restrictions on resale; (iii) Purchaser may not be able to liquidate its investment in the event of an emergency or pledge any of the shares of Preferred Stock as collateral for loans; and (iv) the transferability of the Preferred Stock is restricted and legends will be placed on the certificates representing the Preferred Stock referring to the applicable restrictions on transferability;

(k) is domiciled in and received the offer and made the decision to invest in the Preferred Stock at the address set forth above and that the Preferred Stock is being purchased by Purchaser in the Purchaser’s name solely for Purchaser’s own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization;

(l) qualifies as an “accredited investor,” as that term is used in Regulation D promulgated under the Securities Act;

(m) has consulted with Purchaser’s legal advisors to the extent Purchaser has deemed appropriate as to the implications of Florida Statutes 607.0901 and 607.0902 for Purchaser’s purchase of the Preferred Stock; and

(n) has been represented by legal counsel representing Purchaser’s interests to the extent Purchaser has deemed appropriate.

     2.     ChampionLyte Agreements. USB has agreed to be bound by the following agreements between U.S. Bancorp Investments Inc., a wholly owned subsidiary of USB, and ChampionLyte that grant it certain rights and impose certain obligations on it: (i) Securities Purchase Agreement dated as of June 16, 2000 (the “SPA”), (ii) Registration Rights Agreement dated as of June 16, 2000 (the “RRA”)), (iii) Investor Rights Agreement dated as of June 16, 2000 (the “IRA”) and (iv) Securityholders’ Agreement dated as of June 16, 2000 (the “SHA” and, together with the SPA, the RRA and the IRA, the “Agreements”). With respect to the Agreements:

(a) Purchaser represents and warrants to USB that it has reviewed each Agreement and has consulted with its legal advisors to the extent it has deemed appropriate with respect to those Agreements;

(b) the parties agree that USB shall provide a notice to ChampionLyte with respect to the Agreements in substantially the form of Exhibit A; and

(c) Purchaser agrees to execute and deliver to USB for delivery to ChampionLyte an agreement to be bound in substantially the form of Exhibit B.

     To indicate your agreement to the foregoing, please sign below and return a copy to us.

Sincerely, U.S. Bancorp By: /s/ Laura F. Bednarski Name: Laura F. Bednarski Title: Vice President

Agreed and accepted
this 19th day of December, 2002

ChampionLyte Asset Acquisition LLC.

By:

Name:
Title:

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